HOUSERAISING, INC.
4801 East Independence Boulevard, Suite 201
Charlotte, North Carolina 28212
(704) 532-2121

February 25, 2008

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549-7010

ATTN:	Rufus Decker, Accounting Branch Chief
Division of Corporation Finance

Re:	HouseRaising, Inc.
Form 10-KSB for the fiscal year ended December 31, 2006
Form 10-QSB for the periods ending March 31, 2007, June 30, 2007 and September 30, 2007
File No. 0-50701

Ladies and Gentlemen:

As a follow-up to our previously submitted letter of February 6, 2008 and as per your request, we are providing you the following additional information.

The Company hereby acknowledges that 1) the company is responsible for the adequacy and accuracy of the disclosure in their filings; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please let us know if you have any further questions.

Sincerely,

/s/ Richard A. von Gnechten

Richard A. von Gnechten
Chief Financial Officer

cc: Harold H. Martin, Esq.